                                    FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        REPORT OF FOREIGN PRIVATE ISSUER
                      Pursuant to Rule 13a-16 or 15d-16 of
                       The Securities Exchange Act of 1934

                               For October 5, 2005
                         Commission File Number 0-50822
                                                -------

                       NORTHWESTERN MINERAL VENTURES INC.
                 (Translation of Registrant's name into English)

         36 Toronto Street, Suite 1000, Toronto, Ontario M5C 2C5 Canada
                    (Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                    Form 20-F [X]          Form 40-F [ ]

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                    Yes [ ]                       No [X]

This Form 6-K consists of:

"Northwestern Mineral Ventures Inc. (TSX-V: NWT; OTCBB: NWTMF) is pleased to announce that silver, gold and base metal values from a recently completed soil geochemical survey over the El Toro epithermal precious metal district at its high-grade Picachos Project in Mexico define a large polymetallic anomaly covering an area larger than 4.5 square kilometers. The discovery at El Toro is in addition to significant anomalies at the adjacent Los Cochis and Guadalupe zones, as well as El Pino where final results from surface soil sampling are pending.

Within the anomaly, the highest precious metal values in soil are 2,424 ppb gold, and more than 100 ppm silver. The highest base metal values in soil are
74.6 ppm molybdenum, 191 ppm copper, 8,305 ppm lead and 4,163 ppm zinc. Some of the highest values in rock from veins underlying the soil anomaly are 1,080 grams per tonne (g/t) silver across 1.3 meters and 17 g/t gold across 1.4 meters.

According to Michelle Robinson, the qualified geologist responsible for the
Picachos Project, the large size of the anomaly at El Toro is noteworthy and the area's geological environment has similarities to Bolivian-style silver-lead-zinc deposits.

"Results from our Picachos Project continue to demonstrate strong evidence of a substantially continuous area of mineralization over Northwestern's group of neighboring districts," said Kabir Ahmed, President and CEO of Northwestern. "We look forward to receiving the remaining results from our summer exploration program in order to finalize our drill plan. I am confident that drill results will justify underground development of one or several of the four target areas on the Picachos property."

A total of 4,240 soil samples taken on lines 100 to 200 meters apart at 25-meter spacing define a geochemical anomaly 3,000 meters long and 1,500 to 2,000 meters wide. The anomaly overlaps a sheeted vein complex consisting of several northeast-trending, northwest-dipping quartz veins with silver, gold and base metal mineralization, including Los Angeles, Magistral, and El Toro. The veins are not well exposed on surface (mainly due to intense weathering of sulfide), but are best exposed in several old stopes and workings. Within the zone, the core of the anomaly has been defined by 468 soil samples over an area of about
2.5 square kilometers centered on the Magistral vein. Average metal values in soil samples from the core area are 5.1 ppm molybdenum, 23.4 ppm copper, 414.2 ppm lead, 366.3 ppm zinc, 7.7 ppm silver, 38.4 ppm arsenic and 53.3 ppb gold.

Ten trenches totaling 1,365 linear meters were cut across parts of the El Toro soil geochemical anomaly, and a total of 730 chip-channel rock samples from both the trenches and underground workings were collected for the El Toro segment of
Northwestern's exploration program in Picachos. The work better defined the surface trace of several parallel sheeted veins within the 1,000 meter-long
Macedonio II trend, including the Barreno, Las Guacas, Macedonio II and Cuatro
Huevos veins.

Table 1: Significant chip-channel survey results for the El Toro sheeted vein complex.

----------------------------------------------------------------------------------------------------------
         VEIN                         RESULT FROM CHIP-CHANNEL SAMPLES               NUMBER OF SAMPLES
----------------------------------------------------------------------------------------------------------

Los Angeles              AVERAGE 90 g/t Ag, 3.1 g/t Au, 0.3%Pb and 0.3% Zn across    6
                         10 m (La Chinakatera adit)
                         including
----------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------
         VEIN                         RESULT FROM CHIP-CHANNEL SAMPLES               NUMBER OF SAMPLES
----------------------------------------------------------------------------------------------------------

                         262 G/T AG, 17.5 G/T AU, 0.4% PB AND 0.4% ZN ACROSS 1.4M
----------------------------------------------------------------------------------------------------------
El Toro                  AVERAGE 501 g/t Ag, 1.2 g/t Au, 0.08% Pb, 0.1% Zn across    7
                         4 m
                         including
                         1234 G/T AG, 1.9 G/T AU, 0.09% PB, 0.05% ZN ACROSS 0.6 M
----------------------------------------------------------------------------------------------------------
La Nina                  471 g/t Ag, 6.8 g/t Au, 1.58% Pb, 0.02% Zn across 1.4 m.    1
----------------------------------------------------------------------------------------------------------
Murcielagos              173 g/t Ag, 0.3g/t Au, 1.3 %Pb, 1.2% Zn across 2.9 m        1
----------------------------------------------------------------------------------------------------------
Magistral                1034 g/t Ag, 1.1 g/t Au, 1.9% Cu, 0.4% Pb, 1% Zn across     1
                         0.5 m
----------------------------------------------------------------------------------------------------------
Macedonio I              560 g/t Ag, 5.2 g/t Au across 0.6 m                         1
----------------------------------------------------------------------------------------------------------
Barreno                  552 g/t Ag, 0.8 g/t Au, 0.1% Pb, 0.1% Zn/0.4 m              1
                         (occurs in argillic altered rhyolite with average values
                         of
                         49 g/t Ag, 37 ppb Au, 0.13% Pb, 0.03% Zn across 3 to 5 m
                         on SURFACE, 5 samples)
----------------------------------------------------------------------------------------------------------
Cuatro Huevos            1080 g/t Ag, 0.3 g/t Au, 0.1% Pb, 0.07% Zn/1.3m             1
----------------------------------------------------------------------------------------------------------
Macedonio II             233 g/t Ag, 0.08% Pb, 0.02% Zn across 3 m (SURFACE)         1
----------------------------------------------------------------------------------------------------------
Las Guacas               AVERAGE 57 g/t Ag, 60 ppb Au, 1.2% Pb, 0.03% Zn across 5    11
                         m (SURFACE)
----------------------------------------------------------------------------------------------------------

The above results are part of the ongoing 2005 exploration program at Picachos which further define the four epithermal precious metal targets including El
Toro. Results for the Los Cochis and Guadalupe districts were released previously, on August 29 and September 13 respectively. Pending results from the remaining zone - El Pino - are expected to further expand the property's potential.

Northwestern has the right to acquire a 100% interest in the Picachos property portfolio under an agreement with RNC Gold Inc (TSX: RNC). The Picachos property portfolio includes the 7,700-hectare (19,000-acre) silver-gold Picachos property area in Durango State and the 17,800-hectare (43,900-acre) Tango gold claims in
Sinaloa State.

Michelle Robinson (MASc., P.Eng.) is the geologist overseeing the program in
Mexico on behalf of Northwestern and RNC Gold."

                                    SIGNATURE
                                    ---------

     Pursuant to the requirements of the Securities Exchange Act of 1934, the
Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                          Northwestern Mineral Ventures Inc.

                                          By: /s/ Kabir Ahmed
                                              ---------------
                                              Kabir Ahmed
                                              President

Date: October 5, 2005